OXBRIDGE RE HOLDINGS LIMITED

Suite 201, 42 Edward Street

Georgetown, Grand Cayman,

P.O. Box 469, KY1-9006

Cayman Islands

May 15, 2025

VIA EDGAR

Mr. Robert Arzonetti

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Oxbridge Re Holdings Limited
Registration Statement on Form S-3 (Registration No. 333-287186

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Oxbridge Re Holdings Limited (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 5:00 p.m., eastern time, on May 19, 2025, or as soon as practicable thereafter. The Registrant respectfully requests that you notify John Wolfel of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 359-8778.

Very truly yours,

Oxbridge Re Holdings Limited

By:	/s/ Wrendon Timothy
Wrendon Timothy
Chief Financial Officer